Schedule 13(D)

ITEM 1:

Class:

Common Stock

Name of Issuer:

	Friedman Industries, Inc.
	4001 Homestead Road
	P. O. Box 21147
	Houston, TX  77028
	Common Stock

ITEM 2:

(a) Name:		Jack Goldstein
(b) Address:		P. O. Box 1688, Manhattan, KS  66505
(c) Occupation:	Chairman of the Board
Company:		Steel & Pipe Supply Company
P. O. Box 1688
Manhattan, KS  66505
(d) Convictions:	None
(e) Legal Actions:	None
(f) Citizenship:	United States

ITEM 3:

	Source of Funds:		Personal Funds and Margin Account with
					Smith, Barney
					9665 Wilshire Boulevard
					Suite 600
					Beverly Hills, CA  90212
					Broker:  Larry DiGioia
					Copy of Margin Agreement Attached
	Amount:			$1,400,000 - Approximately

ITEM 4:


(a) Reporting person may acquire up to 10% of the common stock of the issuer
(b) N/A
(c) N/A
(d) N/A
(e) N/A
(f) N/A
(g) N/A
(h) N/A
(i) N/A
(j) N/A

ITEM 5:

(a) 386,500 shares
5% of the outstanding common stock
	(b)	Sole Power to Vote:		380,100
		Shared Power to Vote:		0
		Sole Power to Dispose:		386,500
		Shared Power to Dispose:	0
	(c)	N/A
(d) N/A
(e) N/A

ITEM 6:

	None